UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40013

RMG ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

57 Ocean, Suite 403

5775 Collins Avenue

Miami Beach, Florida

(786) 359-4103

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant

Class A ordinary shares included as part of the units

Redeemable warrants included as part of the units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, RMG Acquisition Corp. III has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RMG ACQUISITION CORP. III

Date: July 28, 2025	By:	/s/ Robert S. Mancini
		Name:	Robert S. Mancini
		Title:	Chief Executive Officer and Chairman